SECU] 04002522 /MISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING
FEB 27 2004
WASH, D.C. 181 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DP Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7100 W. Camino Real, Suite 115
(No. and Street)

Boca Raton, Florida 33433 7100
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Henderson 561-417-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff, CPA, P. A.
(Name – *if individual, state last, first, middle name*)

130 Wimbledon Circle, Heathrow, Florida 32746
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Henderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DP Asset Management, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President 2/25/04

Title

Notary Public

JOEL M. MCTAGUE
Notary Public - State of Florida
My Commission Expires Aug 20, 2006
Commission # DD 112409
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DP ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

DP ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

STEPHEN R. ROTROFF, CPA, P.A.
Certified Public Accountant and Consultant

Report of Independent Certified Public Accountant

Board of Directors and Stockholders
DP Asset Management, Inc.

I have audited the accompanying statement of financial condition of DP Asset Management, Inc. as of December 31, 2003, and the related statements of operations, changes in retained deficit, changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DP Asset Management, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Stephen R. Rotroff, CPA, P.A.

February 25, 2004

130 Wimbledon Circle, Heathrow, FL 32746 O 407.942.0016 C 561.289.0256 F 407.942.0017 srotroffcpa@msn.com

DP ASSET MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 1,926
Cash deposit with clearing broker	100,000
Investment in securities	5,000
Other assets	1,567
	$ 108,493

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:	
Accounts payable and accrued expenses	$ 19,186
Due to clearing broker	171
Subordinated borrowings from stockholder	150,000
	169,357
Stockholders' deficit:	
Common stock, $1.00 par value; 1,001 shares authorized, issued and outstanding	1,001
Additional paid-in capital	578,999
Accumulated deficit	(640,864)
Total stockholders' deficit	(60,864)
	$ 108,493

The accompanying notes are an integral part of these financial statements.

DP ASSET MANAGEMENT, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue:	
Commissions	$ 933,270
Management fees	59,848
Interest and dividends	1,073
Gain/loss on trading	(4,417)
Other	(1,073)
Total revenue	988,701
Expenses:	
Commissions, salaries and benefits	779,253
Clearing and execution costs	73,658
Legal and professional fees	67,880
Other general and administrative	52,250
Occupancy	26,420
Interest	15,063
	1,014,524
Loss before extraordinary item	(25,823)
Extraordinary item	22,500
Net loss	$ (3,323)

The accompanying notes are an integral part of these financial statements.

DP ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common stock		Additional	Accumulated	
	Shares	Amount	paid-in capital	deficit	Total
Balance, January 1, 2003	1,001	$ 1,001	$ 578,999	$ (637,542)	$ (57,542)
Net loss	-	-	-	(3,322)	(3,322)
Balance, December 31, 2003	1,001	$ 1,001	$ 578,999	$ (640,864)	$ (60,864)

The accompanying notes are an integral part of these financial statements

DP ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

Subordinated borrowings at January 1, 2003	$ 150,000
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payment of subordinated notes	-
Subordinated borrowings at December 31, 2003	$ 150,000

The accompanying notes are an integral part of these financial statements.

DP ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net loss	$ (3,323)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in due from clearing broker	4,651
Decrease in accounts payables and accrued expenses	(27,107)
Increase in due to clearing broker	171
Net cash provided by operations	(25,608)
Net decrease in cash	(25,608)
Cash at beginning of year	27,534
Cash at end of year	$ 1,926
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 63

The accompanying notes are an integral part of these financial statements.

DP ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

1. ORGANIZATION

DP Asset Management, Inc. (the "Company") was incorporated on December 11, 1996 in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers.

The Company has one office located in Boca Raton, Florida. The Company's sources of revenue are derived from brokerage transactions and as a registered investment advisor. The Company is an introducing broker-dealer and clears its trades through Pershing LLC (the "Clearing Broker").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposit with clearing broker – Cash deposit with clearing broker consists of funds on deposit with the Clearing Broker pursuant to the Company's clearing agreement. The agreement requires the Company to maintain a $100,000 clearing deposit in a separate account at the Clearing Broker. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company is required to maintain the cash balance.

Investment in securities – Investment in securities represents non-trading stock purchased as an investment. The securities are carried at estimated fair value as provided by the Company.

Due to clearing broker – Due to clearing broker represents money due the Clearing Broker because the net of the brokerage accounts is a credit balance at December 31, 2003.

Security transactions – Security transactions and related commission revenue and expense are recorded on a trade date basis.

Income taxes – The Company, with the consent of its stockholders, elected to be an S Corporation under the Internal Revenue Code. All taxable income or loss flows through to the stockholders. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair values – The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

3. INVESTMENT IN SECURITIES

The investment in securities consists of 10,000 shares of common stock owned in a private Internet based company, and is recorded at estimated market value per management of the Company. No dividends were received during the year ended December 31, 2003.

4. SUBORDINATED BORROWINGS FROM STOCKHOLDER

Borrowings under subordination agreements at December 31, 2003, were as follows:

Maturity date	Amount	Interest rate	Accrued interest as of December 31, 2003
January 31, 2006	$ 100,000	10%	$ 2,450
July 31, 2005	50,000	10%	1,300
	$ 150,000		$ 3,750

Interest expense for the year ended December 31, 2003 was $15,063.

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc., and are available in computing net capital under the Securities and Exchange Commission's' uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. A stockholder of the Company has provided the subordinated borrowings.

During December 2003, a stockholder and subordinated creditor agreed to forgive approximately $22,500 of interest due on the subordinated debt. The Company recorded an extraordinary income item of $22,500 due to the unusual and infrequent nature of the forgiveness of interest payable for the year ended December 31, 2003.

DP ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2003

6. CONTRACTUAL COMMITMENTS

The Company's lease expires August 31, 2004. The Company has an option to renew the lease for an additional two years. The President of the Company has personally guaranteed the lease payments.

7. OFF BALANCE SHEET RISK AND CONCENTRATION OF BUSINESS

Customer transactions are cleared through the Clearing Broker on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the Clearing Broker may charge the Company for any loss incurred in satisfying customer obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

During the year ended December 31, 2003, the Company had five customers who each accounted for greater than 10% of the Company's management fees and commission revenues.

8. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($1,291 at December 31, 2003) or $50,000. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2003, the net capital, as computed, was $82,568. Consequently, the Company had excess net capital of $32,568.

At December 31, 2003, the percentage of aggregate indebtedness to net capital was approximately 23.4 % versus an allowable percentage of 1500%.

10. RECONCILIATION OF NET CAPITAL

The difference in the net capital computation per the Company's December 31, 2003, FOCUS IIA, and the computation per the attached financial statements resulted from minor audit adjustments to the retained deficit to agree it with last year's ending retained deficit.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2003

DP ASSET MANAGEMENT, INC.

Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Equity as shown on balance sheet		$ (60,865)
Subordinated debt		150,000
Total stockholders' equity and subordinated debt qualified for net capital		89,135
Deductions:		
Non-allowable assets:		
Deposits	(1,567)	
Investment in securities	(5,000)	
Total non-allowable assets		(6,567)
Net capital before haircuts and securities positions:		82,568
Haircuts		-
Net capital		$ 82,568
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness	$ 1,291	
Minimum dollar net capital requirement of reporting broker-dealer	50,000	
Net capital requirement (greater of above two minimum requirement amounts)		50,000
Net capital in excess of required minimum		$ 32,568
Excess net capital at 1000%		$ 80,632
Total aggregate indebtedness included in Statement of Financial Condition		$ 19,357
Percentage of aggregate indebtedness to net capital		23.44%

RECONCILIATION:

Net capital, per page 10 of December 31, 2003 unaudited Focus Report, as filed	$ 85,867
Net audit adjustments	(3,299)
Net capital, per December 31, 2003 audited report, as filed	$ 82,568

The accompanying notes are an integral part of these financial statements.

DP ASSET MANAGEMENT, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2003

DP Asset Management, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession and control computations.

STEPHEN R. ROTROFF, CPA, P.A.
Certified Public Accountant and Consultant

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3

To the Board of Directors
DP Asset Management, Inc.

In planning and performing our audit of the financial statements of DP Asset Management, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

130 Wimbledon Circle, Heathrow, FL 32746 407.942.0016 561.289.0256 407.942.0017 srotroffcpa@msn.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stephen R. Rotroff, CPA, P.A.

February 25, 2004